Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of shareholder having a major interest FRANKLIN RESOURCES , INC.

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			CHASE NOMINEES LTD*	71,042,500
			THE BANK OF NEW YORK (NOMINEES) LTD*	28,728,005
			STATE STREET NOMINEES LTD*	9,053,680
			MELLON NOMINEES LTD	4,762,527
			ROY NOMINEES LTD	2,847,250
			NORTRUST NOMINEES LTD	2,579,775
			CEDE, NEW YORK	2,134,668
			BBHISL NOMINEES LTD	1,598,030
			CITIBANK LTD	832,441
			VARIOUS MINOR ACCOUNTS	87,070

			*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH	10.	Date of transaction N/A	11.	Date company informed 5 JANUARY 2004

12.	Total holding following this notification 123,665,946	13.	Total percentage holding of issued class following this notification 6.00%

14.	Any additional information	15.	Name of contact and telephone number for queries JOHN HUDSPITH 020 7830 5179

16.	Name and signature of authorised company official responsible for making this notification J MILLS GROUP DEPUTY SECRETARY

Date of notification 6 JANUARY 2004